UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**CURRENT REPORT**

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 2, 2005

_____

**EOG RESOURCES, INC.**

(Exact name of registrant as specified in its charter)

| **Delaware** | **1-9743** | **47-0684736** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| **333 Clay** | |
|:---:|:---:|
| **Suite 4200** | **77002** |
| **Houston, Texas** | (Zip code) |
| (Address of principal executive offices) | |

**713/651-7000**

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**EOG RESOURCES, INC.**

**Item 7.01  Regulation FD Disclosure.**

*I.  First Quarter and Full Year 2005 Forecast*

The forecast items for the first quarter and full year 2005 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document.

Estimates are provided in the attached table, which is incorporated by reference herein.

*II.    2005 Natural Gas Financial Collar Contracts and Natural Gas and Crude Oil Financial Price Swap Contracts*

With the objective of enhancing the certainty of future revenues, from time to time EOG enters into NYMEX-related financial commodity collar and price swap contracts.  In addition to these financial transactions, EOG is a party to various physical commodity contracts for the sale of hydrocarbons that cover varying periods of time and have varying pricing provisions.  The financial impact of these various physical commodity contracts is included in revenues at the time of settlement, which in turn affects average realized hydrocarbon prices.

EOG has not entered into any additional natural gas financial collar contracts or natural gas or crude oil financial price swap contracts since EOG filed its Current Report on Form 8-K on January 6, 2005, which provided an update of all such financial contracts as of that date. EOG accounts for these collar and price swap contracts using the mark-to-market method.

*III.  Forward-Looking Statements*

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements are not guarantees of performance.  Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved.  Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews and tubular steel; the availability of pipeline transportation capacity; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; the results of wells yet to be drilled that are necessary to test whether substantial Barnett Shale acreage positions outside of Johnson and Parker Counties, Texas, contain suitable drilling prospects; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions.  In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur.  EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

| | |
|---|---|
| $/Bbl | US Dollars per barrel |
| $/Mcf | US Dollars per thousand cubic feet |
| $/Mcfe | US Dollars per thousand cubic feet equivalent |
| $MM | US Dollars in millions |
| Mbd | Thousand barrels per day |
| MMcfd | Million cubic feet per day |
| MMcfed | Million cubic feet equivalent per day |
| NYMEX | New York Mercantile Exchange |
| WTI | West Texas Intermediate |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)


Date: February 2, 2005    By: /s/ TIMOTHY K. DRIGGERS
              Timothy K. Driggers
              Vice President and Chief Accounting Officer
              (Principal Accounting Officer)

Estimated Ranges
(See text for additional information)

| | 1Q 2005 | | | Full Year 2005 | | |
|---|---|---|---|---|---|---|
| **Daily Production** | | | | | | |
| Natural Gas (MMcfd) | | | | | | |
| US | 660 | - | 680 | 686 | - | 725 |
| Canada | 225 | - | 235 | 215 | - | 240 |
| Trinidad | 180 | - | 200 | 215 | - | 235 |
| UK North Sea | 30 | - | 40 | 30 | - | 40 |
| Total | 1,095 | - | 1,155 | 1,146 | - | 1,240 |
| Crude Oil (Mbd) | | | | | | |
| US | 21.2 | - | 24.0 | 20.0 | - | 24.2 |
| Canada | 2.5 | - | 3.0 | 2.3 | - | 3.0 |
| Trinidad | 3.5 | - | 4.0 | 3.8 | - | 4.6 |
| Total | 27.2 | - | 31.0 | 26.1 | - | 31.8 |
| Natural Gas Liquids (Mbd) | | | | | | |
| US | 4.4 | - | 5.0 | 4.4 | - | 5.2 |
| Canada | 0.5 | - | 1.0 | 0.4 | - | 1.0 |
| Total | 4.9 | - | 6.0 | 4.8 | - | 6.2 |
| Natural Gas Equivalent Volumes (MMcfed) | | | | | | |
| US | 814 | - | 854 | 832 | - | 901 |
| Canada | 243 | - | 259 | 231 | - | 264 |
| Trinidad | 201 | - | 224 | 238 | - | 263 |
| UK North Sea | 30 | - | 40 | 30 | - | 40 |
| Total | 1,288 | - | 1,377 | 1,331 | - | 1,468 |
| **Operating Costs** | | | | | | |
| Unit Costs ($/Mcfe) | | | | | | |
| Lease and Well, including Transportation | $0.64 | - | $0.68 | $0.60 | - | $0.70 |
| Depreciation, Depletion and Amortization | $1.18 | - | $1.22 | $1.12 | - | $1.18 |
| **Expenses ($MM)** | | | | | | |
| Exploration, Dry Hole and Impairment | 55.0 | - | 70.0 | 250.0 | - | 275.0 |
| General and Administrative | 28.0 | - | 33.0 | 125.0 | - | 140.0 |
| Capitalized Interest | 3.0 | - | 3.5 | 12.0 | - | 15.0 |
| Net Interest | 12.0 | - | 17.0 | 52.0 | - | 57.0 |
| Taxes Other than Income (% of Revenue) | 5.6% | - | 6.0% | 5.6% | - | 6.0% |
| Income Taxes | | | | | | |
| Effective Rate | 32% | - | 35% | 32% | - | 36% |
| Deferred Ratio | 40% | - | 60% | 40% | - | 60% |
| Preferred Dividends ($MM) | 1.6 | - | 2.0 | 7.0 | - | 8.0 |
| Capital Expenditures excluding Acquisitions ($MM) - FY 2005 | | | Approximately | | | 1,600 |
| **Pricing** | | | | | | |
| Natural Gas ($/Mcf) | | | | | | |
| Differentials (include the effect of physical contracts) | | | | | | |
| United States - below NYMEX Henry Hub | $0.30 | - | $0.55 | $0.25 | - | $0.45 |
| Canada - below NYMEX Henry Hub | $0.60 | - | $1.00 | $0.65 | - | $1.05 |
| Realizations | | | | | | |
| Trinidad | $1.45 | - | $2.00 | $1.45 | - | $2.00 |
| UK North Sea | $5.20 | - | $5.70 | $4.60 | - | $7.75 |
| Crude Oil ($/Bbl) | | | | | | |
| Differentials | | | | | | |
| US - below WTI | $0.90 | - | $1.30 | $0.90 | - | $1.30 |
| Canada - below WTI | $2.50 | - | $4.00 | $2.50 | - | $4.00 |
| Trinidad - below WTI | $5.00 | - | $6.25 | $5.00 | - | $6.25 |